December 3, 2024

Michael Cavanaugh
Chief Executive Officer
Range Impact, Inc.
200 Park Avenue, Suite 400
Cleveland, Ohio 44122

       Re: Range Impact, Inc.
           Form 10-K for the Fiscal Year Ending December 31, 2023
           Filed March 29, 2024
           File No. 000-53832
Dear Michael Cavanaugh:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Howard M. Groedel, Esq.